

October 19, 2022

Shannon Okinaka
Executive Vice President, Chief Financial Officer and Treasurer
Hawaiian Holdings Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

      Re: Hawaiian Holdings Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Response dated September 30, 2022
         File No. 001-31443

Dear Shannon Okinaka:

      We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Response dated September 30, 2022

Risk Factors, page 11

1.   Your response to prior comment 1 identifies risks related to climate change technological changes and investments, but does not appear to explain your basis for concluding that these are not material risks. Please further explain your materiality conclusion to us or revise to provide disclosure regarding the risks noted in your response.

      Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Jeffries